SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                         Goodrich Petroleum Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  382410-10-8
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                                 (CUSIP Number)

                             Steven N. Machtinger
                              560 Mission Street
                            San Francisco, CA 94105
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   01/14/2004
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 382410-10-8
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Hambrecht & Quist California
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    California
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        1,027,488

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         1,027,488

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(11) Aggregate amount beneficially owned by each reporting person.

     1,027,488
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     5.3%
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(14) Type of reporting person (see instructions).

     CO
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Page 2 of 8 Pages

CUSIP No. 382410-10-8
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Hambrecht & Quist Group
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        1,027,488

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         1,027,488

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     1,027,488
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     5.3%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
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Page 3 of 8 Pages

CUSIP No. 382410-10-8
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Hambrecht & Quist Guaranty Finance LLC
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    California
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        1,027,488

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         1,027,488

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     1,027,488
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     5.3%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     OO
--------------------------------------------------------------------------------

Page 4 of 8 Pages

CUSIP No. 382410-10-8
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Guaranty Finance Management, LLC
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        1,027,488

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         1,027,488

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     1,027,488
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     5.3%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     OO
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Page 5 of 8 Pages

CUSIP No. 382410-10-8
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Campbell, Donald M.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        163,226

    (8) Shared voting power:
        1,213,320

    (9) Sole dispositive power:
        163,226

    (10) Shared dispositive power:
         1,213,226

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(11) Aggregate amount beneficially owned by each reporting person.

     1,376,546
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     7.1%
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(14) Type of reporting person (see instructions).

     IN
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Page 6 of 8 Pages

Item 1. Security and Issuer.

         No change since Amendment No. 5.

Item 2. Identity and Background.

        (a) No change since Amendment No. 5.

        (b) No change since Amendment No. 5.

        (c) No change since Amendment No. 5.

        (d) No change since Amendment No. 5.

        (e) No change since Amendment No. 5.

        (f) No change since Amendment No. 5.

Item 3. Source and Amount of Funds or Other Consideration.

         No change since Amendment No. 5.

Item 4. Purpose of Transaction.

         No change since Amendment No. 5, except that the Buyers exercised the call option in full to purchase shares of Common Stock from the Sellers, as described in Amendment No. 5 and the sale of such shares occurred on January 14, 2004. In connection with the sale of shares on January 14, 2004, Hambrecht & Quist Guaranty Finance LLC sold an aggregate of 321,309 shares (of which 134,033 shares were obtained upon the net exercise of warrants to purchase 171,868 shares). In addition, in connection with the sale of shares on January 14, 2004, Donald M. Campbell and his pension plan sold an aggregate of 142,372 shares.

Item 5. Interest in Securities of the Issuer.

        (a) No change, except for the following to reflect the change in beneficial ownership of each reporting person as a result of the sales described in Item 4.

            Hambrecht & Quist Guaranty Finance LLC beneficially holds an aggregate of 1,027,488 shares of Common Stock which represents 5.3% of the Common Stock outstanding. As a result of this holding, each of Hambrecht & Quist California, Hambrecht & Quist Group and Guaranty Finance Management, LLC may be deemed to own these shares.

            Donald M. Campbell beneficially holds an aggregate of 1,376,546 shares of Common Stock which represents 7.1% of the Common Stock outstanding.

        (b) With respect to the shares discussed in paragraph (a), the power to vote or dispose of or direct the vote or disposition of the shares is shared, except with respect to an aggregate of 163,226 shares over which Donald M. Campbell has sole voting and dispositive power.

        (c) On January 14, 2004, the reporting persons sold an aggregate of 463,681 shares of Common Stock pursuant to the agreements described in Amendment No. 5. These shares were sold in a private transaction.

        (d) None.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No change since Amendment No. 5.

Item 7. Material to be Filed as Exhibits.

         The following exhibit to this Statement on Schedule 13D is filed herewith: Joint Filing Undertaking as required by Rule 13d-1(k)(1).

Page 7 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Hambrecht & Quist Group

Date: 01/16/2004                      /s/ Steven N. Machtinger
                                      Name:  Steven N. Machtinger
                                      Title: Vice President


                                      Hambrecht & Quist California

Date: 01/16/2004                      /s/ Steven N. Machtinger
                                      Name:  Steven N. Machtinger
                                      Title: General Counsel


                                      Hambrecht & Quist Guaranty Finance, LLC

Date: 01/16/2004                      /s/ David Golden
                                      Name:  David Golden
                                      Title: Member of the Management
                                             Committee


                                      Donald M. Campbell

Date: 01/16/2004                      /s/ Donald M. Campbell
                                      Name:  Donald M. Campbell

                                      Guaranty Finance Management, LLC

Date: 01/16/2004                      /s/ Donald M. Campbell
                                      Name:  Donald M. Campbell
                                      Title: Chief Executive Officer and
                                             Manager


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 8 of 8 Pages